UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934*

AeroVironment, Inc.

 (Name of Issuer)

Common Stock, par value $0.0001 per share

 (Title of Class of Securities)

008073108

 (CUSIP Number)

December 31, 2007

 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 008073108

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Timothy E. Conver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States citizen
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		964,544 shares (1)
OWNED BY EACH	6	SHARED VOTING POWER
REPORTING
PERSON WITH		3,842,392 shares (2)
	7	SOLE DISPOSITIVE POWER

		98,630 shares (3)
	8	SHARED DISPOSITIVE POWER

		4,611,187 shares (4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

4,806,936 shares (5)
10	HECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

23.87%(6)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1) Includes (i) options to purchase 98,530 shares of AeroVironment, Inc. common stock exercisable within 60 days of December 31, 2007, (ii) 100 shares of AeroVironment, Inc. common stock held by Mr. Conver and (iii) 32,373 shares of AeroVironment, Inc. common stock held by each of Mr. Conver’s children, Brent Conver, Morgan Conver and Nicholas Conver, over which Mr. Conver has sole voting power pursuant to a voting agreement.

(2) Includes (i) 3,842,392 shares held by the Conver Family Trust, of which Mr. Conver is a trustee, and (ii) 768,795 shares of AeroVironment, Inc. common stock held by the Whiting Family Limited Partnership, of which Mr. Conver is a limited partner.

(3) Includes (i) options to purchase 98,530 shares of AeroVironment, Inc. common stock immediately exercisable as of December 31, 2007 and (ii) 100 shares of AeroVironment, Inc. common stock held by Mr. Conver.

(4) Includes (i) 768,795 shares of AeroVironment, Inc. common stock held by the Whiting Family Limited Partnership, of which Mr. Conver is a limited partner, and (ii) 3,842,392 shares held by the Conver Family Trust, of which Mr. Conver is a trustee.

(5) Mr. Conver disclaims beneficial ownership of the shares listed above, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission for purposes of Sections 13(d) or 13(g) or any other purpose.

(6) Based on 20,136,672 shares of common stock of AeroVironment, Inc. outstanding as of November 29, 2007, as reported in AeroVironment, Inc.’s Quarterly Report on Form 10-Q filed on December 6, 2007.

CUSIP No. 008073108

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Conver Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of California, United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,842,392 shares
OWNED BY EACH	6	SHARED VOTING POWER
REPORTING
PERSON WITH		0 shares
	7	SOLE DISPOSITIVE POWER

		3,842,392 shares
	8	SHARED DISPOSITIVE POWER

		0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

3,842,392 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.08%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

 (1)  Based on 20,136,672 shares of common stock of AeroVironment, Inc. outstanding as of November 29, 2007, as reported in AeroVironment, Inc.’s Quarterly Report on Form 10-Q filed on December 6, 2007.

CUSIP No. 008073108

Item 1(a).    Name of Issuer:

AeroVironment, Inc.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

181 W. Huntington Drive., Monrovia, CA  91016

Item 2(a).    Name of Person Filing:

This Schedule is being filed by Timothy E. Conver and the Conver Family Trust.  Mr. Conver and the Conver Family Trust are filing this Schedule jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act, as amended, and not as separate persons.

Item 2(b).    Address of Principal Business Office or, if none, Residence:

The address of Mr. Conver and the Conver Family Trust is:  c/o AeroVironment, Inc., 181 W. Huntington Drive., Monrovia, CA  91016.

Item 2(c).    Citizenship:

Mr. Conver is a United States citizen.  The Conver Family Trust was formed in the State of California, United States.

Item 2(d).    Title of Class of Securities:

Common stock, $0.0001 par value per share

Item 2(e).    CUSIP Number:

008073108

Item 3.        If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.        Ownership

(a)	Amount beneficially owned:

Mr. Conver: 4,806,936 Shares (1)

Conver Family Trust: 3,842,392 Shares

(b)	Percent of class (2):

Mr. Conver: 23.87%

Conver Family Trust: 19.08%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Mr. Conver:  964,544 Shares (3)

Conver Family Trust:  3,842,392 Shares

(ii)	Shared power to vote or to direct the vote:

Mr. Conver:  3,842,392 Shares (4)

Conver Family Trust:  0 Shares

(iii)	Sole power to dispose or to direct the disposition of:

Mr. Conver:  98,630 Shares (5)

Conver Family Trust:  3,842,392 Shares

(iv)	Shared power to dispose or to direct the disposition of:

Mr. Conver:  4,611,187 Shares (6)

Conver Family Trust:  0 Shares

(1) Mr. Conver disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission for purposes of Sections 13(d) or 13(g) or any other purpose.

(2) Based on 20,136,672 shares of common stock of AeroVironment, Inc. outstanding as of November 29, 2007, as reported in AeroVironment, Inc.’s Quarterly Report on Form 10-Q filed on December 6, 2007.

(3) Includes (i) options to purchase 98,530 shares of AeroVironment, Inc. common stock exercisable within 60 days of December 31, 2007, (ii) 100 shares of AeroVironment, Inc. common stock held by Mr. Conver and (iii) 32,373 shares of AeroVironment, Inc. common stock held by each of Mr. Conver’s children, Brent Conver, Morgan Conver and Nicholas Conver, over which Mr. Conver has sole voting power pursuant to a voting agreement.

CUSIP No. 008073108

(4) Includes (i) 3,842,392 shares held by the Conver Family Trust, of which Mr. Conver is a trustee, and (ii) 768,795 shares of AeroVironment, Inc. common stock held by the Whiting Family Limited Partnership, of which Mr. Conver is a limited partner.

(5) Includes (i) options to purchase 98,530 shares of AeroVironment, Inc. common stock immediately exercisable as of December 31, 2007 and (ii) 100 shares of AeroVironment, Inc. common stock held by Mr. Conver.

(6) Includes (i) 768,795 shares of AeroVironment, Inc. common stock held by the Whiting Family Limited Partnership, of which Mr. Conver is a limited partner, and (ii) 3,842,392 shares held by the Conver Family Trust, of which Mr. Conver is a trustee.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	TIMOTHY E. CONVER

/s/ Timothy E. Conver *
Name:Timothy E. Conver

CONVER FAMILY TRUST

	By:	/s/ Timothy E. Conver*
Name: Timothy E. Conver
Title: Trustee

* By Leslie R. Ravestein, as Attorney-in-Fact.

Exhibit Index

Exhibit 1	Joint Filing Agreement.